FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of the Securities Exchange Act of 1934

For the month of October, 2002

Intertape Polymer Group Inc.

110E Montee de Liesse
St. Laurent, Quebec, Canada, H4T 1N4

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F                       Form 40-F      X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                             No      X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______]


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.



Date:  October 28, 2002     By:  /s/Andrew M. Archibald
                                 CFO, Vice President
                                 Administration, & Secretary



October 28, 2002                      NYSE SYMBOL:  ITP
                                      TSE SYMBOL:     ITP


INTERTAPE POLYMER GROUP INC. ANNOUNCES SEPTEMBER 2002 THIRD QUARTER AND NINE MONTH EARNINGS RESULTS

* Sales flat despite current difficult economy
* Year to date pre-tax earnings increase to $9.6 million from $7.2 million before non-recurring charges
* Continued debt reduction; stronger balance sheet
* Bank term debt facility repaid in full, one year earlier than anticipated

Montreal, Quebec, Canada - October 28, 2002 - Intertape Polymer Group Inc. (NYSE, TSX: ITP) today announced operating results for the third quarter and nine months ended September 30, 2002. Please note that all figures are stated in U.S. dollars. The exchange rate at September 30, 2002 was Cdn $1.5777 = U.S. $1.00.

Sales for the third quarter were $149.9 million compared to $148.6 million a year ago. For the nine months ended September 30, 2002 sales totaled $450.3 million compared to $448.7 million for the nine months in 2001. Sales for the second quarter ended June 30, 2002 were $153.6 million. The Company had stated in a September 30, 2002 press release that it expected third quarter sales should be approximately the same as the second quarter.

Non-recurring third quarter charges:
The Company had expected to record a one time pre-tax charge of $2.5 million in the third quarter related to the Flexible Intermediate Bulk Container ("FIBC") division's consolidation program. In fact, the amount was $2.7 million. An additional $1.1 million relating to the disposal of certain manufacturing equipment not related to the above FIBC closures was recorded. As such, the Company recorded a one-time pretax charge of $3.8 million in the period. Operations in Rayne, Louisiana as well as at the Edmundston, New Brunswick, Canada manufacturing plant are being closed. Operations are consolidated at IPG's Piedras Negras, Mexico facility as it has sufficient capacity to integrate these functions and operate at a lower cost. These changes are expected to be fully implemented by late November 2002.

In addition, a loss of approximately $1.0 million was recorded due to a product replacement during the third quarter of 2002. The product was withdrawn from the market during the period and replaced with a proven product. No additional related losses are anticipated.

The non-recurring charges including product replacement have been recorded as follows:

(in millions of U.S. dollars)

                               2002                        2001
                   Third Quarter Year to date Third Quarter  Year to date
                               $            $             $             $
Cost of goods sold           3.5          3.5           3.7           6.7
SG&A                         1.3          1.3           8.0          10.0
Financial                                               6.7           6.7
                             4.8          4.8          18.4          23.4

Gross profit and gross margin:
Before the above non-recurring charges and product replacement gross profit and gross margins for the third quarters ended September 30, 2002 and 2001 would have been $31.9 million and 21.3% and $29.8 million and 20.1% million respectively. For the nine month periods, gross profits and gross margins would have been $99.2 million and 22.0% this year and $98.2 million and 21.9% in 2001.

Operating profits:
Taking into account the above non-recurring charges and product replacement, operating profits (defined as gross profit less SG&A) for the third quarter were $10.9 million or 7.3% of sales compared to $10.0 million or 6.7% of sales last year. For the nine months, operating profits were $37.4 million or 8.3% of sales compared to $38.4 million or 8.6% of sales a year ago.

Financial expenses:
Financial expenses in the third quarter of 2002 were $8.3 million versus an adjusted $6.5 million in the same period last year. Similarly, on a year to date basis, financial expenses increased from $22.7 million in 2001 to $25.2 million in 2002. The increase in financial expenses is due to an overall increase in interest rates of 225 basis points related to the December 2001 renegotiated debt facilities, partially offset by lower outstanding debt levels resulting from the $47.3 million proceeds from the March 2002 common share issue as well as significantly lower capital asset spending, which has declined by over $12.0 million year to date.

Early repayment of bank term debt facility:
During the first quarter of 2002, the Company reduced long-term debt by approximately $47.3 million and further reduced one of its bank term loans by $3.5 million during the third quarter. Subsequent to the third quarter, the remaining portion of one of its bank term debt facilities was reduced by an additional $8.6 million and this facility has been cancelled entirely. This final repayment was made more than one year earlier than anticipated.

Adjusted pre-tax earnings:
Pre-tax earnings adjusted for non-recurring and product replacement for the third quarter were $1.7 million compared to earnings of $0.8 million last year. For the nine months adjusted pre-tax earnings were $9.6 million compared to $7.2 million a year ago.


Earnings per share (EPS):
Basic and diluted EPS for the current quarter were ($0.08) compared to ($0.45) last year and for the nine months were $0.13 compared to ($0.40) a year ago.

Commentary:
IPG Chairman and CEO, Melbourne F. Yull, said that ongoing strategies to increase sales volumes have had the desired effect during the first half of the year. "We have attracted new customers and entered new markets. While the volatile economy affected July and early August, we remain confident that these initiatives combined with new products will have a positive effect on volumes going forward."

Mr. Yull added that recently a number of the Company's raw material costs have started to increase. "At the end of the second quarter we stated that we should be able to maintain many of our value-added percentages. The Company initiated price increases that should positively impact sales for the remainder of the year. However, during the third quarter the continuing sluggish economy hampered the ability to pass on these increases and value-added decreased by approximately 2%."

Cost reduction benefits:
Management intends to further lower selling, general and administrative (SG&A) costs over the next five quarters as part of the recently announced reduction in costs. Based on current volumes, the FIBC consolidation is expected to result in cost reductions of approximately $3.0 million pre-tax annually. The Company is also reducing headcount levels in its SG&A, reductions that are expected to decrease SG&A expenses by approximately $2.5 million pre-tax annually.

Management has identified further cost savings opportunities which it currently plans to implement over the next twelve months. When completed, these changes are estimated to reduce operating expenses by up to $12.0 million pretax annually. No additional charges or provisions are currently foreseen for these changes.

Combined, the cost reduction programs are expected to result in pre-tax annual savings of $17.5 million.

Conference Call:
A conference call to discuss the Company's third quarter results will be held tomorrow, October 29 at 10:30 A.M. EST Daylight Savings Time. Participants may dial 1-800-611-1147 in the U.S. and Canada and 1-612-332-0107 international.

About Intertape Polymer Group:
Intertape Polymer Group is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2,800 employees with operations in 21 locations, including 15 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement:
The reader should note that the Company's forward-looking statements speak only as of the date of this media release or when made and the Company undertakes no duty or obligation to update or revise its forward-looking statements. Although management believes that the expectations, plans, intentions and projections reflected in its forward-looking statements are reasonable, such statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company's actual results, performance or achievements to be materially different from any future results,performance or achievements expressed or implied by the forward-looking statements.

The risks, uncertainties and other factors that the Company's stockholders and prospective investors should consider include, but are not limited to, the following: risks associated with pricing, volume and continued strength of markets where the Company's products are sold; delays and disruptions associated with terrorist attacks and reprisals, political instability, heightened security and war in countries of the world that affect the Company's business; the effect of competition on the Company's ability to maintain margins on existing or acquired operations; and other risk factors listed from time to time in the Company's reports (including its Annual Report on Form 40-F) filed with the U.S. Securities and Exchange Commission.

FOR FURTHER INFORMATION
CONTACT:                           Melbourne F. Yull
                                   Chairman and Chief Executive Officer
                                   Intertape Polymer Group Inc.
                                   Tel.: 866-202-4713
                                   E-mail:itp$info@intertapeipg.com
                                   Web: www.intertapepolymer.com



Intertape Polymer Group Inc.
Consolidated Earnings
Periods ended September 30,
(In thousands of US dollars, except per share amounts)

                                     THREE MONTHS            NINE MONTHS
                                 2002         2001       2002       2001
                                    $            $          $          $
Sales                         149,920      148,602    450,314    448,730
Cost of sales                 121,532      122,544    354,566    357,183
Gross profit                   28,388       26,058     95,748     91,547

Selling, general and
 administrative expenses       22,309       27,837     63,062     69,785
Amortization of goodwill                     1,757                 5,297
Research and development          926          884      2,689      3,250
Financial expenses              8,297       13,212     25,152     29,384
                               31,532       43,690     90,903    107,716
Earnings (loss) before
   income taxes                (3,144)     (17,632)     4,845    (16,169)
Income taxes (recovery)          (357)      (4,937)       525     (4,937)
Net earnings (loss)            (2,787)     (12,695)     4,320    (11,232)

Earnings per share (loss)
          Basic                 (0.08)       (0.45)      0.13      (0.40)

          Diluted               (0.08)       (0.45)      0.13      (0.40)


Consolidated Retained Earnings
Periods ended September 30,
(In thousands of US dollars)

                                     THREE MONTHS            NINE MONTHS
                                 2002         2001       2002       2001
                                    $            $          $          $
Balance, beginning of year    111,674      118,272    104,567    116,966
Net earnings (loss)            (2,787)     (12,695)     4,320    (11,232)
                              108,887      105,577    108,887    105,734

Premium on purchase for
  cancellation of
  common shares                                                      157
Balance, end of year          108,887      105,577    108,887    105,577


Intertape Polymer Group Inc.
Consolidated Balance Sheets
(In thousands of US dollars)
                                       As at          As at         As at
                                September 30   September 30   December 31
                                        2002           2001          2001
                                           $              $             $
ASSETS
Current assets
Trade receivables (net of
allowance for doubtful accounts
of $3,552 ($7,694 in September
2001, $6,670 in December 2001)        94,996         95,348        86,529
Other receivables                     11,137         16,530        13,654
Inventories                           71,637         70,786        70,688
Parts and supplies                    12,566         11,390        11,592
Prepaid expenses                       4,711          5,180         9,450
Future income tax assets               4,025         10,585         4,025
                                     199,072        209,819       195,938

Capital assets                       357,041        368,985       366,567
Other assets                          12,508         10,502        11,680
Goodwill, at amortized cost          228,525        229,192       227,804
                                     797,146        818,498       801,989

LIABILITIES
Current liabilities
  Bank indebtedness                   25,992        118,786        28,046
  Accounts payable and
    accrued liabilities               73,433         88,226        91,507
  Instalments on long-term debt        9,929          1,324         8,310
                                     109,354        208,336       127,863
Long-term debt                       311,722        275,510       354,663
Other liabilities                      3,785          4,500         3,785
Future income tax liabilities         22,112         36,078        21,588
                                     446,973        524,424       507,899

SHAREHOLDERS' EQUITY
Capital stock and share
  purchase warrants                  238,538        189,523       189,496
Retained earnings                    108,887        105,577       104,567
Accumulated foreign currency
 translation adjustments               2,748         (1,026)           27
                                     350,173        294,074       294,090
                                     797,146        818,498       801,989

Intertape Polymer Group Inc.
Consolidated Cash Flows
Periods ended September 30,
(In thousands of US dollars)

                                     THREE MONTHS               NINE MONTHS
                                 2002          2001       2002          2001
                                    $             $          $             $
OPERATING ACTIVITIES
Net earnings (loss)            (2,787)      (12,695)     4,320       (11,232)
Non-cash items
Depreciation and amortization   7,342         8,065     21,006        24,622
Loss on disposal of
   capital assets               1,250                    1,250
Future income taxes              (357)         (658)       525          (658)

Cash from operations before
  funding of changes in non-
  cash working capital items    5,448        (5,288)    27,101         2,732
Changes in non-cash working
  capital items
  Trade receivables            (5,237)        3,707       (8,350)      2,069
  Other receivables             1,877        (4,769)       2,655      (5,058)
   Inventories                  4,713        14,667         (815)     17,807
   Parts and supplies            (122)       (2,716)        (655)     (1,403)
   Prepaid expenses             1,423           (68)       4,744         939
  Accounts payable and
    accrued liabilities       (11,981)        2,345      (18,283)      8,845
                               (9,327)       13,166      (20,704)     23,199
Cash flows from operating
   activities                  (3,879)        7,878        6,397      35,931
INVESTING ACTIVITIES
Capital assets, net of
 investment tax credits        (3,119)       (3,202)      (9,586)    (20,939)
Proceed on sale of capital
  assets                                                               8,000
Other assets                   (1,323)       (2,192)      (3,594)     (4,172)
Cash flows from investing
   activities                  (4,442)       (5,394)     (13,180)    (17,111)
FINANCING ACTIVITIES
Net change in bank
 indebtedness                   6,269        (2,356)      (2,106)     (8,572)
Repayment of long-term debt    (3,635)         (402)     (41,324)     (9,374)
Issue of Common Shares          1,716         2,533       49,042       3,387
Common Shares purchased
   for cancellation                                                     (923)
Cash flows from financing
  activities                    4,350          (225)       5,612     (15,482)
Net increase (decrease) in
  cash position                (3,971)        2,259       (1,171)      3,338
Effect of foreign currency
  translation adjus             3,971        (2,259)       1,171      (3,338)
Cash position, beginning
  and end of year                   -             -            -           -